Exhibit 99.5

The Real Brokerage Inc. Announces Second Quarter 2025 Financial Results

MIAMI, August 7, 2025 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a leading real estate technology platform redefining the industry through innovation and culture, announced today financial results for the second quarter ended June 30, 2025.

“This quarter marks a pivotal moment for Real, as we proudly announce our first-ever quarter of positive net income,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “This milestone is a testament to the scalability of our technology and the efficiency of our operating model. We continue to make progress across our ecosystem, including expanding the utility of Real Wallet for our agents, and the significant potential unlocked by our recent acquisition of Flyhomes’ consumer home search portal. Our commitment to building a differentiated, high-value platform that attracts top talent and empowers real estate professionals positions us well for continued long-term growth and success.”

“While many in the industry are scaling back, Real continues to invest in our future and in the success of our agents,” said Jenna Rozenblat, Real’s Chief Operating Officer. “We’re deeply focused on enhancing every aspect of the agent experience. This includes the significant investments we are making in artificial intelligence (AI) to improve agent efficiency, as well as the forthcoming Revenue Share model enhancements, which are designed to reward both high producers and network builders, allowing them to earn even more as they achieve new milestones.”

“Real delivered standout financial performance in the second quarter, despite a challenging macro backdrop,” said Ravi Jani, Real’s Chief Financial Officer. “Our disciplined financial approach is clearly yielding results, and we remain focused on driving long-term shareholder value. Given our strong cash generation and confidence in our outlook, we expect to increase our pace of share repurchases in the second half of the year.”

Q2 2025 Operational Highlights1

●	The total value of completed real estate transactions reached $20.1 billion in the second quarter of 2025, an increase of 60% from $12.6 billion in the second quarter of 2024.

●	The total number of transactions closed was 49,282 in the second quarter of 2025, an increase of 62% from 30,367 in the second quarter of 2024.

●	The total number of agents on the platform increased to 28,034 at the end of the second quarter of 2025, an increase of 43% from the second quarter of 2024. As of August 5, 2025, approximately 29,200 agents are now on the Real platform.

Q2 2025 Financial Highlights

●	Revenue rose to $540.7 million in the second quarter of 2025, an increase of 59% from $340.8 million in the second quarter of 2024.

●	Gross profit reached $47.9 million in the second quarter of 2025, an increase of 50% from $31.9 million in the second quarter of 2024.

●	Net income attributable to owners of the Company improved to $1.5 million in the second quarter of 2025, compared to a net loss of $(1.1) million in the second quarter of 2024.

●	Adjusted EBITDA[2] was $20.0 million in the second quarter of 2025, an improvement from $14.0 million in the second quarter of 2024.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $46.2 million in the second quarter of 2025, a 42% increase from $32.5 million in the second quarter of 2024.

1All dollar references are in U.S. dollars.

2There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. See accompanying note under the heading “Non-GAAP Measures” for an explanation of the composition of these non-GAAP measures.

1

●	Revenue share expense, which is included in Marketing expenses, was $17.6 million in the second quarter of 2025, a 41% increase compared to $12.5 million in the second quarter of 2024.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, and other unique or non-cash expenses, were $22.6 million in the second quarter of 2025, an increase of 53% from $14.7 million in the second quarter of 2024.

○	Adjusted operating expense per transaction was $459 in the second quarter of 2025, a decline of 5% from $485 in the second quarter of 2024.

●	Basic and diluted earnings per share were $0.01 in the second quarter of 2025, compared to a basic and diluted loss per share of $(0.01) in the second quarter of 2024.

●	Real generated $41.0 million of cash from operating activities during the second quarter of 2025 and repurchased 0.7 million common shares for $2.7 million in the quarter.

●	Real ended the quarter with $54.8 million of unrestricted cash and equivalents and short-term investments on its balance sheet, and continues to have no debt.

Business Highlights and Recent Updates

●	Real Wallet Update. The Real Wallet is a financial technology platform that centralizes an agent’s access to certain Company-branded financial products.

○	Real Wallet currently includes:

■	Business checking accounts for eligible U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.
■	Credit lines for eligible Canadian agents, based on their earnings history with Real.

○	As of the end of July 2025:

●	Over 3,600 Real agents are utilizing Real Wallet business checking accounts, with approximately 850 utilizing Real Wallet Tax Planning business checking accounts.
●	The average deposit balance held in all Real Wallet business checking and tax planning accounts was in excess of $14M.

Real Wallet represents a significant step in Real’s strategy to integrate fintech solutions into its platform, providing agents with greater financial flexibility.

●	Revenue Share Model Enhancements. Real announced several key changes to its Revenue Share program designed to reward agent productivity and strengthen long-term alignment. Beginning in August 2025:

○	Agents who reach their annual commission cap will automatically unlock up to Tier 3 in the Revenue Share program through their next anniversary year.
○	Elite Agents will unlock up to Tier 5 through their next anniversary year.
○	New network-size thresholds will also allow agents to unlock Revenue Share tiers based on the number of agents in their organization:

■	Tier 3 unlocks at 750 agents
■	Tier 4 unlocks at 1,000 agents
■	Tier 5 unlocks at 1,500 agents

These changes aim to incentivize both production and attraction, further supporting Real’s mission to help agents grow income and build long-term wealth through its platform.

2

●	Acquisition of Flyhomes Consumer Home Search Portal. On July 1, 2025, Real announced its acquisition of Flyhomes’ AI-powered consumer home search portal and related technology assets, representing a major step toward delivering an end-to-end, AI-driven home buying experience. In connection with the transaction:

○	The Flyhomes platform, featuring deep MLS integrations, real-time market insights, and a user-friendly interface, will be integrated into Real’s anticipated consumer-facing product, Leo for Clients. The acquisition also brings a team of experienced engineers with deep real estate and AI expertise to Real’s R&D organization.
○	One Real Mortgage, the mortgage broker subsidiary of Real, will offer Flyhomes’ “Buy Before You Sell” financing solution.
○	Real made a minority equity investment in Flyhomes to support its strategic shift toward becoming a wholesale mortgage lender.
○	The transaction was funded with existing cash on hand and is not expected to have a material impact on Real’s financial results.

The Company will discuss the second quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Thursday, August 7, 2025

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	969780

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/52691

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	52691

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/52691

3

Non-GAAP Measures

This news release includes references to “Adjusted EBITDA”, and “Adjusted Operating Expense”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three and six months ended June 30, 2025 and 2024 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable GAAP measure is presented for the three and six months ended June 30, 2025 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

Unaudited

	As of
	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$49,614	$23,376
Restricted cash	46,302	24,089
Investments in financial assets	5,158	9,449
Trade receivables	26,821	14,235
Other receivables	51	117
Short-term financing receivables, net	72	-
Prepaid expenses and deposits	1,572	1,645
TOTAL CURRENT ASSETS	$129,590	$72,911
NON-CURRENT ASSETS
Intangible assets, net	2,130	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,324	2,116
Investment in equity securities	2,250	-
Long-term financing receivables, net	4,146	-
TOTAL NON-CURRENT ASSETS	$19,843	$13,684
TOTAL ASSETS	$149,433	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,251	1,374
Accrued liabilities	48,068	25,939
Customer deposits	46,302	24,089
Other payables	4,843	3,050
TOTAL CURRENT LIABILITIES	$100,464	$54,452
TOTAL LIABILITIES	$100,464	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 208,613 Shares issued and 208,121 outstanding at June 30, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	-	-
Additional paid-in capital	158,827	138,639
Accumulated deficit	(108,201)	(104,746)
Accumulated other comprehensive income	582	708
Treasury shares, at cost, 492 and 442 Common Shares at June 30, 2025 and December 31, 2024, respectively	(2,021)	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$49,187	$32,146
Non-controlling interests	(218)	(3)
TOTAL EQUITY	$48,969	$32,143
TOTAL LIABILITIES AND EQUITY	$149,433	$86,595

5

THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of U.S. dollars, except for per share amounts)

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues	$540,747	$340,778	$894,728	$541,521
Cost of Sales	492,886	308,910	812,931	488,894
Gross Profit	$47,861	$31,868	81,797	52,627

General and administrative expenses	18,900	14,015	36,416	26,151
Marketing expenses	23,284	15,889	40,981	28,518
Research and development expenses	3,993	2,608	7,925	5,070
Settlement of litigation	—	—	—	9,250
Operating Expenses	$46,177	$32,512	85,322	68,989
Operating Income (Loss)	$1,684	$(644)	(3,525)	(16,362)

Other income, net	166	57	288	230
Finance expenses, net	(300)	(523)	(334)	(1,075)
Net Income (Loss)	$1,550	$(1,110)	(3,571)	(17,207)
Net income (loss) attributable to non-controlling interests	38	105	(116)	105
Net Income (Loss) Attributable to the Owners of the Company	$1,512	$(1,215)	(3,455)	(17,312)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(9)	51	3	94
Foreign currency translation adjustment	(8)	376	(129)	495
Total Comprehensive Income (Loss) Attributable to Owners of the Company	$1,495	$(788)	(3,581)	(16,723)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	38	105	(116)	105
Total Comprehensive Income (Loss)	$1,533	$(683)	(3,697)	(16,618)
Earnings (Loss) per share
Basic earnings (loss) per share	$0.01	$(0.01)	(0.02)	(0.09)
Diluted earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Weighted-average shares, basic	214,787	189,046	213,738	186,568
Weighted-average shares, diluted	233,366	189,046	213,738	186,568

6

THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	398	340	777	666
Equity-settled stock-based payment	17,795	13,536	30,502	22,380
Finance costs	62	71	(87)	200
Change in fair value of warrants liability	-	200	-	471
Changes in operating assets and liabilities:
Funds held in restricted escrow account	-	(9,250)	-	(9,250)
Trade receivables	(10,031)	(9,096)	(12,586)	(12,190)
Other receivables	3	34	66	7
Short-term and long-term financing receivables, net	(1,249)	-	(4,218)	-
Prepaid expenses and deposits	(39)	(319)	73	591
Accounts payable	324	103	(123)	625
Accrued liabilities	14,496	12,415	22,129	20,255
Customer deposits	16,043	8,684	22,213	20,176
Other payables	1,666	362	1,793	10,726
NET CASH PROVIDED BY OPERATING ACTIVITIES	$41,018	$15,970	$56,968	$37,450

INVESTING ACTIVITIES
Purchase of property and equipment	(255)	(501)	(540)	(597)
Purchase of investment in equity securities	(2,250)	-	(2,250)	-
Purchase of financial assets	(109)	(1,542)	(1,459)	(1,713)
Proceeds from sale of financial assets	5,496	5,730	5,753	5,752
NET CASH PROVIDED BY INVESTING ACTIVITIES	$2,882	$3,687	$1,504	$3,442
FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(2,708)	(10,603)	(8,830)	(15,226)
Payment of employee taxes on certain share-based arrangements	(498)	(420)	(1,711)	(741)
Proceeds from exercise of stock options	351	3,010	661	3,623
Distributions to non-controlling interest	(23)	(14)	(99)	(52)
NET CASH USED IN FINANCING ACTIVITIES	$(2,878)	$(8,027)	$(9,979)	$(12,396)

Net change in cash, cash equivalents and restricted cash	41,022	11,630	48,493	28,496
Cash, cash equivalents and restricted cash, beginning of period	54,965	44,512	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(71)	298	(42)	289
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$95,916	$56,440	$95,916	$56,440

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	-	377	-	377

7

THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Add/(Deduct):
Finance expenses, net	300	899	334	1,570
Depreciation and Amortization	398	340	777	666
Stock-Based Compensation	17,795	13,536	30,502	22,380
Restructuring Expenses	-	-	250	-
Expenses related to Anti-Trust Litigation Settlement	-	369	27	10,226
Adjusted EBITDA	$20,043	$14,034	$28,319	$17,635

8

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Main revenue streams
Commissions	537,445	338,574	889,194	537,826
Title	1,346	1,255	2,376	2,050
Mortgage Income	1,709	949	2,785	1,645
Wallet	247	—	373	—
Total Revenue	$540,747	$340,778	894,728	541,521

9

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

Unaudited

	2023			2024				2025
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Operating Expense	21,499	22,742	26,796	36,477	32,512	34,607	36,371	39,145	46,177
Less: Revenue Share Expense	7,684	7,946	6,840	9,064	12,475	11,651	9,537	12,504	17,644
Revenue Share Expense (% of revenue)	4.1%	3.7%	3.8%	4.5%	3.7%	3.3%	2.7%	3.5%	3.3%
Less:
Stock-Based Compensation - Employees	1,214	285	6,543	1,493	2,265	3,139	3,405	1,651	2,056
Stock-Based Compensation - Agent	1,640	2,769	1,830	2,137	2,335	2,665	2,940	3,115	3,478
Depreciation and Amortization Expense	284	277	298	326	340	358	372	379	398
Restructuring Expense	44	80	58	—	—	—	—	250	—
Expenses Related to Anti-Trust Litigation Settlement	—	—	—	9,857	369	33	118	27	—
Subtotal	3,182	3,411	8,729	13,813	5,309	6,195	6,835	5,422	5,932
Adjusted Operating Expense[1]	10,633	11,385	11,227	13,600	14,728	16,761	19,998	21,219	22,601
Adjusted Operating Expense (% of revenue)	5.7%	5.3%	6.2%	6.8%	4.3%	4.5%	5.7%	6.0%	4.2%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

10

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(Dollar amounts expressed in U.S. dollars)

Unaudited

	2023			2024				2025
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Transaction Data
Closed Transaction Sides	17,537	20,397	17,749	19,032	30,367	35,832	35,370	33,617	49,282
Total Value of Home Side Transactions ($, billions)	7.0	8.1	6.8	7.5	12.6	14.4	14.6	13.5	20.1
Median Home Sales Price ($, thousands)	$369	$370	$355	$372	$384	$383	$380	$380	$387
Agent Metrics
Total Agents	11,500	12,175	13,650	16,680	19,540	21,770	24,140	26,870	28,034
Agent Churn Rate (%)	6.5	10.8	6.2	7.9	7.5	7.3	6.8	8.7	9.4
Revenue Churn Rate (%)	3.8	4.5	4.9	1.9	1.6	2.0	1.8	2.5	1.9
Headcount and Efficiency Metrics
Full-Time Employees	145	162	159	151	231	240	264	410	429
Full-Time Employees, Excluding One Real Title and One Real Mortgage	102	120	118	117	142	155	178	307	324
Headcount Efficiency Ratio[1]	1:113	1:101	1:116	1:143	1:138	1:140	1:136	1:88	1:87
Revenue Per Full Time Employee ($, thousands)[2]	$1,817	$1,789	$1,537	$1,716	$2,400	$2,403	$1,970	$1,153	$1,669
Operating Expense Excluding Revenue Share ($, thousands)[3]	$13,815	$14,796	$19,956	$27,413	$20,037	$22,956	$26,835	$26,641	$28,533
Operating Expense Per Transaction Excluding Revenue Share ($)[4]	$788	$725	$1,124	$1,440	$660	$641	$759	$792	$579
Adjusted Operating Expense ($, thousands)[5]	$10,633	$11,385	$11,226	$13,600	$14,728	$16,761	$19,998	$21,219	$22,601
Adjusted Operating Expense Per Transaction ($)	$606	$558	$632	$715	$485	$468	$565	$631	$459

1Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform

2Reflects total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees)

3Defined as total operating expenses per the Company’s statement of comprehensive loss, less revenue share disclosed in the Company’s expense by nature footnote disclosure in the Financial Statements

4Defined as operating expense excluding revenue share, divided by closed transaction sides

5Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

11

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business, strategic plans of Real and expectations regarding Real Wallet and Leo for Clients, including their anticipated features.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features, including Real Wallet and Leo for Clients and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended June 30, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 29,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221

12